Exhibit 99.1

Sapiens Appoints Jamie Yoder as North America President and General Manager

Yoder’s extensive leadership experience in P&C and Life and Annuities includes launching SaaS and cloud-native businesses and holding senior positions with global system integrators

April 26, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the appointment of Jamie Yoder as President and General Manager of Sapiens North America. Mr. Yoder’s depth of leadership experience in the insurance and technology sectors, including senior management positions at top global professional services firms (such as PwC), will further strengthen Sapiens’ footprint, strategy, and operations in North America and globally. Sapiens will benefit from his strong acumen across various touchpoints within the insurance life cycle, especially in these times when digital transformation is critical.

“Jamie is a highly respected, seasoned industry leader with a track record of successfully building and scaling companies’ business performance in the hundreds of millions of dollars. His innovative, entrepreneurial expertise, especially in digital and IT innovation, dovetails perfectly with Sapiens growth strategy,” said Roni Al-Dor, Sapiens president and CEO. “He brings over three decades of experience at leading global clients in the insurance and financial services. Jamie’s proven capabilities in strategy and large-scale transformation, along with his relationships with top-tier insurance carriers, will be an asset for Sapiens. We have built a strong foundation in North America. A key objective is to increase our presence in this region further, build strong, lasting customer relationships, and expand our market share. We are confident that Jamie will bring vitality and success to the company and that we will accelerate development under his leadership.”

In his new role, Mr. Yoder will be responsible for the North America business end-to-end. As part of his role, he will lead Sapiens’ strategic business initiatives, sales, project integration strategies, and day-to-day operations in North America, which accounted for almost half of Sapiens’ 2020 revenues. “I am eager for this tremendous opportunity to push into new categories that will ultimately enhance and broaden Sapiens’ reach, deepen its relationships with existing customers and partners, and also further expand the existing customer and partners base. I firmly believe we have tremendous growth prospects ahead as the industry evolves. I am very much impressed by the entire team and am excited to join the Sapiens family.”

Most recently, Mr. Yoder served as president of Snapsheet, a leading technology innovator in the insurance claims space, with an intelligent, cloud-SaaS platform reimagining and delivering a customer-first claims process. Mr. Yoder led all go-to-market activities, including cloud-native, software-as-a-service solutions for end-to-end claims management, appraisals, and payments. He also established relationships with channel and solution partners, leading professional services, financial services firms, and insurtechs.

Previously, Mr. Yoder was the Insurance Advisory Leader for PwC, both in the US and globally, leading strategy, management, and technology consulting practices. He advised hundreds of clients across P&C and Life and Annuities on management and transformation initiatives such as growth, operational and IT strategy, digital, innovation, customer experience, analytics, and large-scale program execution. He also led PwC’s global research and thought leadership program on the “Future of Insurance”, working with hundreds of executive teams to help them understand and address the potential opportunities and risks driven by change around social, technological, economic, environmental, and political factors.

Before PwC, Mr. Yoder also led the Insurance Practice and served on the management committee at Diamond Management & Technology Consultants, which PwC acquired in 2010. Mr. Yoder started his career as a senior consultant in the worldwide technology division of Andersen Consulting (now Accenture).

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data, and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com